                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. 3      )

                   Morgan Stanley Global Opportunity Bond Fund
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of class of securities)

                                    61744R103
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                                 (CUSIP number)


Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 61744R103                    13G                     Page 2 OF 6 Pages
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       1           NAME OF REPORTING PERSONS
                   S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                                 Morgan Stanley Group Inc.
                                 IRS # 13-283-8891
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       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a) / /
                                                           (b) / /
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       3           SEC USE ONLY

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       4           CITIZENSHIP OR PLACE OF ORGANIZATION
                                 The state of organization is Delaware.

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                                 5       SOLE VOTING POWER
         NUMBER OF                                    0
          SHARES                ------------------------------------------------
       BENEFICIALLY              6       SHARED VOTING POWER
         OWNED BY                               667,327
           EACH                 ------------------------------------------------
        REPORTING                7       SOLE DISPOSITIVE POWER
       PERSON WITH                                    0
                                ------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER
                                                667,327
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       9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         667,327
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       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
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       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                 16.10%
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       12          TYPE OF REPORTING PERSON*

                       IA, CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No. 61744R103                    13G                     Page 3 OF 6 Pages

Item 1 (a)         Name  of  Issuer

                   Morgan Stanley Global Opportunity Bond Fund

Item 1 (b)         Address of issuer's principal executive offices

                   1221 Avenue of the Americas
                   New York, New York 10020

Item 2 (a)         Name of person filing


                   Morgan  Stanley  Group  Inc.

Item 2 (b)         Principal  business  office

                   1585 Broadway
                   New York, New York 10036

Item 2 (c)         Citizenship

                   Incorporated by reference to Item 4 of the cover page.

Item 2 (d)         Title  of  class  of  Securities

                   Common Stock

Item 2 (e)         Cusip  No.

                   61744R103

Item 3 Morgan Stanley Group Inc. is (e) an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item    4          Ownership

                   Incorporated by reference to Items (5) - (9) and (11) of the cover page.

CUSIP No. 61744R103                    13G                     Page 4 OF 6 Pages


Item 5             Ownership of 5 Percent or Less of a Class

                   Inapplicable

Item 6             Ownership of More than 5 Percent on Behalf of Another Person

                   Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Inapplicable

Item 8             Identification and Classification of Members of the Group

                   Inapplicable

Item 9             Notice of Dissolution of Group

                   Inapplicable

Item 10            Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 61744R103                    13G                     Page 5 OF 6 Pages


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date :             February 8, 1996

Signature :        /s/ Edward J. Johnsen
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Name / Title :     Edward J. Johnsen / Vice-President Morgan Stanley & Co.
                   Incorporated
                   -------------------------------------------------------------
                   MORGAN STANLEY GROUP INC.

                   INDEX TO EXHIBITS                                          PAGE
                   -----------------                                          ----
EXHIBIT 1          Secretary's Certificate Authorizing Edward J. Johnsen       6
                   to Sign on behalf of Morgan Stanley Group Inc.